UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

(Exact name of registrant as specified in its corporate charter)

0-29981

(Commission File No.)

Nevada (State or other jurisdiction of incorporation or organization)	91-2027724 (I.R.S. Employer Identification No.)

18/F Metroplaza Tower II, 223 Hing Fong Road, Kwai Chung,

New Territories, Hong Kong

(Address of principal executive offices)

+852.3586.1383

(Issuer's telephone number)

Approximate Date of Mailing: March 9, 2007

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about March 9, 2007 to the holders of record as at February 8, 2007, of shares of common stock, par value $0.0001 per share, of our company Biopack Environmental Solutions Inc., a Nevada corporation incorporated on August 25, 1999, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 of Regulation 14E, promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On January 5, 2007, we entered into a share exchange agreement with Roots Biopack Group Limited and its stockholders Good Value Galaxy Limited, Joyful Services Ltd., Legend View Holdings Ltd. and Erich Muller Holding AG, and with the our current directors Ricky Chiu and Eddie Chou, both of whom are also shareholders of our company. Pursuant to the terms of the share exchange agreement, we agreed to acquire all of the 100 issued and outstanding securities of Roots Biopack Group Limited in exchange for 90,000,000 shares of our company’s common stock. In addition, Ricky Chiu agreed to transfer 10,500,000 shares of our company’s common stock that are currently held by him, and Eddie Chou has agreed to transfer 7,500,000 shares of our company’s common stock that are currently held by him, to the stockholders of Roots Biopack Group Limited, pro-rata as set forth in the Agreement. Finally, we agreed that the stockholders of Roots Biopack Group Limited would not be required to close unless we first caused Maverick Enterprises Ltd., the holder of 1,000,000 shares of our Series A Preferred Stock, to return these preferred shares to our company for cancellation and return to treasury.

The share exchange agreement contemplates that our current board of directors, which is comprised of Ricky Chiu and Eddie Chou, will be increased to five directors and that we will appoint Hilary Chu, Edwin Chan and Gerald Lau to fill the newly created vacancies. Concurrent with the appointments of these new directors, Ricky Chiu will resign as our President but will remain on our board of directors. Eddie Chou will retain his current offices and, in addition, he will be appointed as our Chief Technical Officer. Gerald Lau will be appointed as our President and Chief Executive Officer. For clarity, after these changes are effected our board of directors will consist of: Ricky Chiu, Eddie Chou, Hilary Chu, Edwin Chan and Gerald Lau and our executive officers will consist of: Gerald Lau, President and Chief Executive Officer; Eddie Chou, Treasurer, Secretary, and Chief Technical Officer. These appointments will be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder, or (b) the date of completion of the Agreement.

Please read this Information Statement carefully. It describes the terms of the share exchange agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Agreement. All company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

Roots Biopack Group Limited is a British Virgin Islands company with offices in Hong Kong and the Peoples Republic of China that uses agricultural wastes and residues to produce hygienic, environmentally friendly biodegradable food containers and packaging products.

Conditions Precedent to the Closing of the Share Exchange Agreement

The completion of the transactions described in the share exchange agreement is subject to satisfaction of a number of conditions including:

(a)	that the representations and warranties made by all of the parties in the share exchange agreement are true at the closing date;

(b)	receipt of duly executed copies of third-party consents and approvals as contemplated by the share exchange agreement;

(c)	reasonable satisfaction with each party’s respective due diligence investigation of each other;

(d)

receipt and approval by our company of financial statements for the two most recently completed financial years of Roots Biopack Group Limited, prepared by Roots Biopack Group’s accountants and audited by Roots Biopack Group’s auditors in accordance with U.S. GAAS and GAAP;

(e)

that Eddie Chou and Ricky Chiu, respectively, will have each converted certain debt of our company currently held by them into common shares of our company at a conversion price of $0.80 per common share.

(f)	that the holder of our company’s preferred shares shall have surrendered the preferred shares for cancellation

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

As of February 28, 2007 and the date of this Information Statement, there were and are 82,527,934 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares our common stock known by us to be owned beneficially as of February 28, 2007 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Ricky Chiu 85 Waterloo Road Kowloon, Hong Kong	28,000,000	33.93%
Common Stock	Eddie Chou 25 Tai Hang Drive, Hong Kong	20,000,000	24.23%
Common Stock	Maverick Enterprises Ltd. Birmensdorferstr. 55, CH-8004, Zurich, Switzerland	5,065,000(3)	26.72%(3)
Common Stock	Directors and Officers (two) (as a group)	48,000,000	58.16%
Preferred Stock	Maverick Enterprises Ltd. Birmensdorferstr. 55, CH-8004, Zurich, Switzerland	1,000,000(3)	100%

(1)

Regulation S-B promulgated under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 28, 2007, and the date of this Information Statement.

(2)	Calculated based upon our 82,527,934 issued and outstanding shares as of February 28, 2007 and as of the date of this Information Statement.

(3)

Maverick Enterprises Ltd. is the registered holder of 1,000,000 shares of our preferred stock and is the registered holder of 65,000 shares of our common stock. Each share of our preferred stock entitles the holder to thirty votes on any matter put to a vote of the holders of our common shares. For so long as it does not convert its preferred shares to common stock, Maverick Enterprises Ltd. is entitled to cast an aggregate of 30,065,000 votes (26.72%) at any meeting of the holders of our common stock. In addition, each share of our preferred stock is convertible into five (5) shares of our common stock at any time at the option of the holder. If

Maverick Enterprises Ltd. were to convert all 1,000,000 of the shares of our preferred stock held by it, it would then be entitled to cast 5,065,000 votes (5.78%) at any meeting of the holders of our common stock.

Changes in Control

There will be a change in control of our company that will occur as a result of the transaction contemplated in the Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Ricky Chiu	35	President and Director Resigned as President	February 6, 2006 To be determined(1)
Eddie Chou	35	Secretary, Treasurer and Director Chief Technical Officer	February 6, 2006 To be determined(1)
Hilary Chu	30	Director	To be determined(1)
Edwin Chan	41	Director	To be determined(1)
Gerald Lau	49	President, Chief Executive Officer and Director	To be determined(1)

(1)

Appointment to be effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 of Regulation 14E thereunder; and (b) the date of completion of the share exchange agreement.

Ricky Chiu – President and Director

Mr. Chiu was appointed as the President and a Director of our company in February 2006. Since November 1, 2004, Mr. Chiu has been a member of the Board of Directors of Grand Power Logistics Inc., a reporting company in Canada whose shares of common stock are listed on the TSX Venture Exchange (TSX-V: GPW) and he has been the President and Chief Executive Officer of Grand Power Logistics Inc. since November 4, 2004. Prior to this, he was involved in his family’s travel business, Bao Shinn Express Limited, of which he remains a director. Since 1998, Mr. Chiu has served as the Executive Director of Grand Power Express Forwarders Ltd. (Macau).

Mr. Chiu graduated with a Bachelor of Science degree in Physics from the Imperial College London University. He also graduated with a Special Diploma in Social Studies from the Keble College Oxford University.

Eddie Chou – Secretary, Treasurer and Director

Mr. Chou was appointed as the Treasurer, Secretary and a director of our company in February 2006. Mr. Chou is responsible for the development of our technology and project development. From 2003 to 2006, Mr. Chou served as a director and general manager of Glory Team Industrial Ltd., where he was in charge of research and development and responsible for the development of machinery, technology and production line design. Glory Team Industrial Ltd. owns the rights to the EATware intellectual property that was, until December of 2006, licensed to our company. From 1997 to 2003, Mr. Chou was the chief design engineer of ASM Pacific Technology Ltd. (HKEx:ASMPT), which is the world's largest assembly and packaging equipment supplier for the semiconductor industry. At December 31, 2005, 53.59% of the equity of ASM Pacific Technology Ltd. was owned by ASM International N.V., a Netherlands company. ASM International N.V. is a reporting issuer in the United States; its common shares are listed on the NASDAQ Global Select Market (NASD:ASMI).

Mr. Chou was awarded a B.Eng (Hons) in Mechanical Engineering from London University, in London, England in 1994. In 2002, Mr. Chou obtained a Certificate for Mechatronics from Philips CFT centre, Singapore which is the exclusive in-house institution of Philips Group.

Gerald Lau

Mr. Lau has been the Chief Executive Officer and a director of Roots Biopack Group Limited since June 2006. He is responsible for accounting functions, as well as overall financial planning and management. During the period of November 2004 to June 2006, Mr. Lau served as a director for Good Value International Limited, Good Value Galaxy Limited and Joint Eagle Investment Limited. From November 2002 to October 2004, he served as an executive director of GIN International Limited, a Hong Kong based company specializing in SMS text messaging services. While with GIN International Limited, Mr. Lau was responsible for the general administration and accounting matters.

Mr. Lau was awarded a bachelors degree in Business Administration majoring in Business Economics & Quantitative Methods at University of Hawaii at Manoa in August 1981.

Edwin Chan

Mr. Chan has been a director of Roots Biopack Group Limited since July 2006. He is responsible for corporate finance and investments for the company’s ad hoc projects. From July 2004 to June 2006, Mr. Chan was the Senior Manager at China Everbright Securities (HK) Limited (Hong Kong), an investment banking firm. While with China Everbright Securities (HK) Limited, Mr. Chan was responsible for sales and brokerage of securities to institutional investors in China and Hong Kong. During the period April 2002 to June 2004, he was the Senior Manager (Business Evaluation) of Vigers Appraisal & Consulting Ltd. (Hong Kong). From January 2000 to March 2002, Mr. Chan was the Research Manager for Asia Financial Securities Ltd. (Hong Kong.)

Mr. Chan was awarded an MBA degree from the Schulich School of Business, York University, Canada, with a specialization in Corporate Finance, Investment and Financial Management in 1999. He also graduated with an LLB degree from Tsinghua University in the Peoples Republic of China in 2005, a Bachelors of Science degree (Environmental Science Stream) from the Chinese University of Hong Kong in 1987 and a postgraduate certificate in Education from the University of Hong Kong in 1988.

Hilary Chu

Ms. Chu has been Green Manager of Roots Biopack Group Limited since March 2005, where she has been responsible for the implementation of various compliance systems into Roots Biopack Group Limited’s factory in Shunde. As Green Manager she is in charge of all environmental issues, including compliance with all local, national and international environmental regulations. From March 2004 to March 2005, Ms. Chu was the Assistant Manager of KA Construction Co., Ltd. HK. From February 2002 to July 2003, she served as the Higher Scientific Officer (HSO) for the UK Department for Environment, Food and Rural Affairs (Defra), UK.

In 2000, Ms. Chu obtained her Masters degree in Environmental Technology from the Imperial College of Science, Technology and Medicine, U.K. Ms. Chu graduated from the University of Westminster, U.K., with a BSc (HONS) in Environmental Sciences and Business Management in 1999. She is a member of the Institution of Environmental Sciences (MIEnvSc) and is an active member in various environmental groups and institutions. Ms. Chu is a qualified auditor for ISO 9001 – 2000 QMS Internal Auditing Course of Construction Industry Training Authority (CITA). She is also a qualified professional trainer for occupational health and safety from the Hong Kong Polytechnic University.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2006. All proceedings of the board of directors were conducted by resolutions consented to in writing by the sole director and filed with the minutes of the proceedings of the director. Such resolutions consented to in writing by the director entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our board of directors. The directors who perform the functions of auditing, nominating and compensation committees are not independent because they are also officers of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level. There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed herein, there have been no transactions or proposed transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average our total assets at year-end for the last three completed fiscal years in which any of our directors, executive officers or beneficial holders of more than 5% of the outstanding shares of our common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest.

During the period November 22, 2005 - March 9, 2007, Ricky Chiu, our President and a director, loaned an aggregate of $535,643 to our company for use as working capital. This aggregate amount breaks down as follows: from November 22, 2005 to December 31, 2005, Mr. Chiu loaned a total of $44,316; from January 1, 2006 to December 31, 2006, Mr. Chiu loaned a total of $414,515; and from January 1, 2007 to March 9, 2007, Mr. Chiu loaned a total of $76,812. Pursuant to the share exchange agreement that we entered into with Roots Biopack Group Limited and its stockholders, Mr. Chiu has agreed to convert all of this debt into common shares of our company at a price of $0.80 per common share on the closing date.

During the period beginning on March 6, 2005 and ending on February 9, 2007, Eddie Chou, our Secretary, Treasurer and a director, loaned an aggregate of $227,558 to our company for use as working capital and initial project cost by our company and our subsidiaries. This aggregate amount breaks down as follows: from May 6, 2006 to December 31, 2006, Mr. Chou loaned a total of $196,440; and from January 1, 2007 to March 9, 2007, Mr. Chiu loaned a total of $31,118. Pursuant to the share exchange agreement that we entered into with Roots Biopack Group Limited and its stockholders, Mr. Chou has agreed to convert all of this debt into common shares of our company at a price of $0.80 per common share on the closing date.

On May 8, 2006, we completed the acquisition, by way of share exchange, of one hundred percent (100%) of the issued and outstanding shares of Starmetro Group Limited, a British Virgin Islands corporation, in exchange for the issuance of 60,000,000 shares of our common stock. Our President, Ricky Chiu, was a shareholder of Starmetro Group Limited and upon the closing of the acquisition received 28,000,000 shares of our common stock, our Secretary and Treasurer, Eddie Chou, who was also a shareholder of Starmetro Group Limited, received 20,000,000 shares of our common stock upon the closing of the acquisition and Glory Team Industrial Limited, also a shareholder of Starmetro Group Limited, received 12,000,000 shares of our common stock upon the closing of the acquisition.

For the period from December 1, 2005 to December 31, 2005 and January 1, 2006 to July 31, 2006 our wholly owned subsidiary, E-ware Corporation Limited, paid a total of $297 and $7,111 respectively, for the rental of office space pursuant to an oral arrangement with Grand Power Express International Ltd. This office space was occupied by our company and by E-ware Corporation Limited. On October 11, 2006, E-Ware Corporation Limited entered into a written sub-lease with Grand Power Express International Ltd. for a portion of approximately 4,000 square feet of office space for the period from June 5, 2006 to June 4, 2009 (both days inclusive). Pursuant to this sub-lease we lease approximately

28% of the total of approximately 4,000 square feet at a monthly cost of $14,454. The balance of this office space is occupied by Grand Power Express International Ltd. For the period from June 5, 2006 to December 31, 2006, E-Ware Corporation Limited paid a total of $75,089 for the rental of this office space to Grand Power Express International Ltd. Grand Power Express International Ltd. is a related party because Ricky Chiu, our President and a director of our company, is also a director of Grand Power Express International Ltd.

On September 1, 2006 our wholly owned subsidiary, E-Ware Corporation Limited, entered into a management services agreement with Grand Power Express International Ltd. whereby Grand Power Express International Ltd. agreed to provide corporate management services, including public company compliance, fund raising, potential mergers and acquisitions, accounting services, internal control procedures, human resources and administrative services for our company at a monthly cost of $12,724.95 (the agreement provides for a monthly cost of HK$99,000 We have converted this to U.S. dollars at a rate of one Hong Kong Dollar per US$0.128535). For the period from September 1, 2006 to December 31, 2006, our wholly-owned subsidiary, E-Ware Corporation Limited, paid a total of $41,389 to Grand Power Express International Ltd for management services under this agreement. Grand Power Express International Ltd. is a related party because Ricky Chiu, our President and a director of our company, is also a director of Grand Power Express International Ltd.

For the period from January 1, 2006 to December 31, 2006, our wholly-owned subsidiary, E-Ware Corporation Limited, paid a total of $35,488 for airline tickets and hotel arrangements to Bao Shinn International Express Ltd. Bao Shinn International Express Ltd. is a related party because Ricky Chiu, our President and a director of our company, is also a director of Bao Shinn International Express Ltd. Bao Shinn International Express Ltd. provides these travel services to our company on an “open account basis” pursuant to an oral understanding.

From October 2005 to August, 2006, Glory Team Industrial Limited provided consulting services to our wholly-owned subsidiary, Bioplanet Distribution Sdn Bhd (formerly, Eatware Malaysia Sdn Bhd), pursuant to an informal oral agreement. These consulting services were provided in connection with our Malaysia project. As at September 30, 2006, a total of $100,107 was accrued and currently remains outstanding. Glory Team Industrial Limited is a related party because, at the time these services were rendered, it owned 12,000,000 shares of our common stock.

On December 7, 2005, our wholly owned subsidiary, Star Metro Group Limited, entered into a licensing agreement with Glory Team Industrial Limited providing for, among other things, the licensing of certain intellectual property rights including the use of the "Eatware" brand name. On May 8, 2006, our company acquired all of the shares of Star Metro Group Limited from, among others, Glory Team Industrial Limited. On November 13, 2006, our company entered into an agreement with Glory Team Industrial Limited and Eddie Chou (one of our directors), whereby we agreed to change the name of our company from “Eatware Corporation” to another name in exchange for the cancellation of the 12,000,000 shares of common stock of our company then owned by Glory Team Industrial Limited. Glory Team Industrial Limited is a related party because Glory Team Industrial was a shareholder of our subsidiary, Star Metro Group Limited, until May 8, 2006, and a shareholder of our company from May 8, 2006 until these shares were cancelled pursuant to the agreement referred to, above.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that all filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with, with the exception of the following:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis	Failure to File Requested Forms
Ricky Chiu	3(1)(2)(3)	3(1)(2)(3)	n/a
Eddie Chou	3(1)(2)(3)	3(1)(2)(3)	n/a
Maverick Enterprises Ltd.	2(4)	2(4)	2(4)
Glory Team Industrial Limited	3(5)	3(5)	3(5)
Chan Choon Hoong (Alex Chan)	1(6)	1(6)	1(6)
Wong Lai Wah	1(6)	1(6)	1(6)

(1)	The named officer, director or greater than 10% stockholder, as applicable, filed a late Form 3 - Initial Statement of Beneficial Ownership of Securities.

(2)	The named officer, director or greater than 10% stockholder, as applicable, filed a late Form 4 – Statement in Changes of Beneficial Ownership.

(3)	The named person filed a late Schedule 13D.

(4)	Maverick Enterprises Ltd. failed to file a Form 3 and Schedule 13D upon its acquisitions of 260,000,000 shares of our common stock and 1,000,000 shares of our preferred stock.

(5)

Glory Team Industrial Limited failed to file a Form 3 and Schedule 13D upon its acquisition of 12,000,000 shares of our common stock and failed to file a Form 4 upon the cancellation of these 12,000,000 shares of our common stock.

(6)	The named director of one of our subsidiary companies failed to file Form 3 - Initial Statement of Beneficial Ownership of Securities.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The particulars of compensation paid to the following persons:

(a) our principal executive officer;

(b) each of our four most highly compensated executive officers who were serving as executive officers at the end of the year ended December 31, 2006 and our two most recent fiscal years prior to the change in our fiscal year, and whose total salary and bonus exceeded $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the year ended December 31, 2006.

who we will collectively refer to as the named executive officers, are set out in the following summary compensation table.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)
Ricky Chiu(1) President and a Director	2006 2005	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A	Nil N/A
Eddie Chou(1) Secretary, Treasurer and a Director	2006 2005	$87,530(2) $3,869(2)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$87,530 $3,869
Alex Chan (Director of Bio-planet Distribution Sdn Bhd)	2006 2005	$49,445(3) $3,409(3)	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$49,445 $3,409
Donald Weisberg(1) Former President, CEO, CFO and Director	2006 2005	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)                   On February 6, 2006, Ricky Chiu was appointed as our President and a director, Eddie Chou was appointed as our Secretary, Treasurer and a director, and Donald Weisberg resigned as an officer and director of our company.

(2)                   This amount reflects compensation paid to Eddie Chou for his services as both director of our company and as Chief Executive Officer and director of our wholly owned subsidiary, E-Ware Corporation Limited. Mr. Chou’s compensation is provided pursuant to an oral arrangement with our company.

(3)                   Effective December 5, 2005, our wholly owned subsidiary Bioplanet Distribution Sdn Bhd entered into an employment agreement with Alex Chan.  Under the terms of this agreement, Mr. Chan was appointed director of Bioplanet Distribution Sdn Bhd for a monthly remuneration of approximately $3,026.34 and revised to $3,815.82 (the agreement provides for monthly remuneration of 11,500 Malaysian Ringgits plus 12% compulsory local pension fund. The monthly remuneration was revised to 14,500 Malaysian Ringgits since 1 May 2006. We have converted this to U.S. dollars at a rate of one (1) Malaysian Ringgit per US$0.26316).

There were no grants of stock options or stock appreciation rights to our executive officers and directors made during the fiscal years ended December 31, 2006 and December 31, 2005.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our current directors or current executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our current directors or current executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

Dated: March 9, 2007

By Order of the Board of Directors

BIOPACK ENVIRONMENTAL SOLUTIONS INC.

/s/Ricky Chiu

Ricky Chiu

President

CW1059622.13